Exhibit 99.2

Li Auto Inc. Hosts 2024 Spring Launch Event

March 1, 2024

BEIJING, China, March 1, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today hosted its 2024 Spring Launch Event and officially launched Li MEGA, its high-tech flagship family MPV. As the Company’s first high-voltage battery electric vehicle, Li MEGA provides big families with a blend of energy replenishment experience as efficient as traditional ICE vehicle refueling, next-generation design and exceptionally low drag coefficient, roomy and comfortable space, flagship-level performance and safety features, and superior intelligent experience.

At the event, the Company also launched its 2024 Li L7, Li L8, and Li L9 models, which further enhance product capabilities through upgrades in the range-extension system, chassis system, safety features, comfort configurations, and vehicle intelligence to better meet the needs of family users.

Deliveries of Li MEGA and 2024 Li L7, Li L8, and Li L9 will commence in March 2024. The following table sets forth their retail prices.

Trim	Li MEGA	2024 Li L7	2024 Li L8	2024 Li L9
Max	559,800	379,800	399,800	459,800
Pro	—	349,800	369,800	429,800
Air	—	319,800	339,800	—

(Unit: RMB)

Below is an overview of Li MEGA. For more details about Li MEGA and 2024 Li L7, Li L8, and Li L9 models, please visit Li Auto’s official website.

Li MEGA aims to assure big families of a superior energy replenishment experience, enabling them to travel without range anxiety. Li MEGA is built on an 800-volt battery electric platform and is equipped with the joint-developed Li Auto-CATL Qilin 5C battery, which has a total capacity of 102.7 kilowatt-hours and can support a CLTC range of 710 kilometers. With Li Auto 5C super charging stalls, Li MEGA can achieve a driving range of 500 kilometers with a 12-minute charge. Furthermore, the Company has been building its super charging network at scale, with plans to invest an aggregate of at least RMB6 billion in the future and to establish over 5,000 self-operated 5C charging stations. Franchised urban charging stations also will be widely deployed in 2024.

Li MEGA’s distinctive design grants it a remarkably low drag coefficient and low energy consumption. Li MEGA adopts a waterdrop front, a fastback roof, a unique “Aero Blade,” and flawless bodywork, creating a brand-new aesthetic symbol contrary to conventional MPVs. Li MEGA’s 0.215 drag coefficient is the lowest among all current, mass-produced MPVs globally*. Enhanced by silicon carbide power chips, Li MEGA’s energy consumption is 15.9 kilowatt-hours per 100 kilometers, the world’s lowest among battery electric four-wheel drive MPVs*.

* Based on the statistical results of publicly available information on mass-produced vehicles as of November 7, 2023, conducted by Li Auto Laboratory.

Li MEGA offers a roomy, comfortable, and user-friendly space tailored for big families. With a length of 5,350 millimeters, a width of 1,965 millimeters, a height of 1,850 millimeters, a wheelbase of 3,300 millimeters, and an effective interior length (from pedal to tail door) of 3,791 millimeters, Li MEGA’s flagship-level dimensions offer excellent passenger and storage space. Armed with a whole-vehicle glass area exceeding 8.26 square meters, a Magic Carpet in the driver seat, a copilot Queen Seat, second-row double independent seats, third-row large seats, as well as an intelligent fresh air system, a platinum audio system, a 17-inch OLED flagship screen, and a refrigerator, Li MEGA offers ultimate comfort for every family member. Li MEGA is designed with more user-friendly features, such as electrically adjustable seats in all three rows, oversized electric sliding doors, a gull-wing tail door, and internal and external power outlets.

Li MEGA boasts superior performance and safety features. Li MEGA is equipped with an intelligent, dual-motor, all-wheel drive system with a maximum power of 400 kilowatts and a maximum torque of 542 Newton meters, enabling acceleration from 0 to 100 km/h in 5.5 seconds. Equipped with Li Magic Carpet air suspension Max, Li MEGA features a chassis structure with double-wishbone front suspension and H-arm multi-link rear suspension, dual-chamber air spring and continuous damping control (CDC), encompassing extraordinary handling stability and driving comfort. Li MEGA also comes standard with the Fortress Protection System, boasting a body torsional stiffness of 44,000 Newton meter per degree. Meticulously developed according to the China Insurance Automotive Safety Index’s (C-IASI) G rating (the highest rating) criteria for 25% frontal offset impact tests on both the driver and passenger sides, as well as stringent criteria for rear-end collision tests, Li MEGA ensures safety for big families on every journey.

Li MEGA provides exceptional autonomous driving and smart space experience for big families. With respect to autonomous driving, Li MEGA is powered by dual NVIDIA Orin-X chips with 508 TOPS of computing power, capable of full scenario autonomous driving, automated parking, and AEB active safety. In terms of smart space, Li MEGA is powered by a high-performance Qualcomm Snapdragon 8295P chip. “Li Xiang Tong Xue,” equipped with Mind GPT, serves as an encyclopedic teacher and a reliable assistant in driving, travel, and entertainment for the whole family.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, and Li L8, a six-seat premium family SUV, as well as Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications

Brandi Piacente

Tel:	+1-212-481-2050
+86-10-6508-0677

Email: Li@tpg-ir.com